Exhibit 99.43

FORM 51-102F3

MATERIAL CHANGE REPORT

OF IMMUNOVACCINE INC.

1.	Name and Address of Company

Immunovaccine Inc. (“Immunovaccine” or the “Company”)

1344 Summer Street, Suite 412

Halifax, NS

B3H 0A8

2.	Date of Material Change

June 21, 2017

3.	News Release

On June 21, 2017 Immunovaccine issued a news release through the services of Globe Newswire with respect to the material change described below.

4.	Summary of Material Change

Immunovaccine announced, on June 21, 2017, that it has closed the previously announced bought deal public offering (the “Offering”) of common shares of the Company (the “Common Shares”), raising gross proceeds of approximately $10,000,000.

The Offering was conducted through a syndicate of underwriters (the “Underwriters”) led by Echelon Wealth Partners Inc. and National Bank Financial Inc., and including Mackie Research Capital Corporation. As part of the Offering, Immunovaccine has granted the Underwriters an over-allotment option to purchase up to an additional 1,153,846 Common Shares at a price of $1.30 per Common Share, exercisable until July 21, 2017, for additional gross proceeds of up to $1,500,000. The Company intends to use the net proceeds of the Offering for the research and development and clinical advancement of its cancer and infectious disease vaccine candidates and for working capital and general corporate purposes.

Certain insiders of the Company participated in the Offering and purchased an aggregate of 874,630 Common Shares. Participation of insiders of the Company in the Offering constitutes a “related party transaction” as defined under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), but is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101, as neither the fair market value of securities being issued to insiders nor the consideration being paid by insiders will exceed 25% of the Company’s market capitalization. None of the Corporation’s directors has expressed any contrary views or disagreements with respect to the foregoing. The Company did not file a material change report 21 days prior to the closing of the Offering as the details of the participation of the insiders of the Company had not been confirmed at that time.

5.	Full Description of Material Change

Reference is made to the press release attached as Schedule “A” hereto.

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, please contact Pierre Labbé, Chief Financial Officer of Immunovaccine at (902) 429-1819.

9.	Date of report

June 29, 2017

Schedule A

News Release dated June 21, 2017

Media Release

FOR IMMEDIATE RELEASE

Immunovaccine Announces Closing of $10 million Bought Deal Offering

NOT FOR DISTRIBUTION TO THE U.S. NEWSWIRE OR FOR DISSEMINATION IN THE UNITED STATES

Halifax, Nova Scotia; June 21, 2017 – Immunovaccine Inc. (“Immunovaccine” or the “Corporation”) (TSX: IMV; OTCQX: IMMVF), a clinical stage vaccine and immunotherapy company, announced today that it has closed the previously announced bought deal public offering (the “Offering”) of common shares of the Corporation (the “Common Shares”), raising gross proceeds of approximately $10 million.

“Following the successful closing of this deal, Immunovaccine is well financed to plan for a phase 1 clinical trial aimed at expanding the application of DPX-Survivac (its lead cancer vaccine) across multiple indications,” said Frederic Ors, Immunovaccine’s Chief Executive Officer. “The target of DPX-Survivac, survivin, is associated with more than 20 types of hematological and solid cancers. With this association, and its other unique properties, we have only just begun to scratch the surface of DPX-Survivac’s potential within our growing pipeline. We are excited to continue our aggressive pursuit of bringing groundbreaking immunotherapies to the many millions of underserved people living with difficult-to-treat cancers.”

The Offering was conducted through a syndicate of underwriters (the “Underwriters”) led by Echelon Wealth Partners Inc. and National Bank Financial Inc., and including Mackie Research Capital Corporation. As part of the Offering, Immunovaccine has granted the Underwriters an over-allotment option to purchase up to an additional 1,153,846 Common Shares at a price of $1.30 per Common Share, exercisable until July 21, 2017, for additional gross proceeds of up to $1.5 million.

The Corporation intends to use the net proceeds of the Offering for the research and development and clinical advancement of its cancer and infectious disease vaccine candidates and for working capital and general corporate purposes.

Certain insiders of the Corporation participated in the Offering and purchased an aggregate of 874,630 Common Shares. Participation of insiders of the Corporation in the Offering constitutes a “related party transaction” as defined under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), but is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101, as neither the fair market value of securities being issued to insiders nor the consideration being paid by insiders will exceed 25% of the Corporation’s market capitalization. None of the Corporation’s directors has expressed any contrary views or disagreements with respect to the foregoing. The Corporation did not file a material change report 21 days prior to the closing of the Offering as the details of the participation of the insiders of the Corporation had not been confirmed at that time.

The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and accordingly, may not be offered or sold within the United States except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Immunovaccine

Immunovaccine Inc. is a clinical-stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and infectious diseases. Immunovaccine develops T cell activating cancer immunotherapies and infectious disease vaccines based on DepoVax™, the Corporation’s patented platform that provides controlled and prolonged exposure of antigens and adjuvant to the immune system. Immunovaccine has advanced two T cell activation therapies for cancer through Phase 1 human clinical trials and is currently conducting a Phase 1b study with Incyte Corporation and a phase 2 study with Merck assessing lead cancer therapy, DPX-Survivac, as a combination therapy in ovarian cancer. The Corporation is also exploring additional applications of DepoVax™, including DPX-RSV, an innovative vaccine candidate for respiratory syncytial virus (RSV), which has recently completed a Phase 1 clinical trial. Immunovaccine also has ongoing clinical projects to assess the potential of DepoVax™ to address malaria and the Zika virus. Connect at www.imvaccine.com.

Immunovaccine Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements in this press release include, without limitation, statements regarding the Offering, including the terms and the use of proceeds of the Offering. Although the Corporation believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Corporation cautions investors that any forward-looking statements by the Corporation are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, the Corporation’s use of proceeds of the Offering may differ from those indicated, clinical trials may not be successfully completed and the Corporation may not receive all regulatory approvals and the matters discussed under “Risk Factors and Uncertainties” in Immunovaccine’s Annual Information Form filed on March 30, 2017. Immunovaccine Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law.

Contacts for Immunovaccine:

MEDIA

Mike Beyer, Sam Brown Inc.

T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS

Pierre Labbé, Chief Financial Officer

T: (902) 492-1819 E: Plabbe@imvaccine.com

Patti Bank, Managing Director, Westwicke Partners

O: (415) 513-1284

T: (415) 515-4572 E: patti.bank@westwicke.com